EXHIBIT 99.1

Execution Version

CENOVUS ENERGY INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT INDENTURE

January 1, 2021

TABLE OF CONTENTS
Page
Article 1 Interpretation		2

1.1	Definitions	2
1.2	Gender, Number, etc.	7
1.3	Interpretation not Affected by Headings, etc.	7
1.4	Day not a Business Day	7
1.5	Time of the Essence	7
1.6	Applicable Law	7
1.7	Monetary References	7
1.8	Language	7
1.9	Severability	7
1.10	Conflicts	8

Article 2 Issue of Warrants		8

2.1	Creation, Issue and Terms of Warrants	8
2.2	Registered Warrantholder not a Shareholder	8
2.3	Warrants to Rank pari passu	8
2.4	Form of Warrants, Certificated Warrants	8
2.5	Book Based Warrants	9
2.6	Warrant Certificates	11
2.7	Legends	12
2.8	Register of Warrants	13
2.9	Issue in Substitution for Warrant Certificates Lost, etc.	14
2.10	Exchange of Warrant Certificates	14
2.11	Transfer and Ownership of Warrants	14
2.12	Charges for Exchange and Transfer	15
2.13	Transferee Entitled to Registration	15
2.14	Cancellation of Surrendered Warrants	15

Article 3 Exercise of Warrants		16

3.1	Right and Method of Exercise of Warrants	16
3.2	Effect of Exercise of Warrants	17
3.3	Partial Exercise of Warrants; Fractions	18
3.4	Transfer Fees and Taxes	18
3.5	Warrant Agency	19
3.6	Expiration of Warrants	19
3.7	Cancellation of Surrendered Warrants	19
3.8	Accounting and Recording	19
3.9	Common Share Certificates	20
3.10	No Effective Registration Statement	20
3.11	U.S. Securities Law Matters	20

Article 4 Adjustment of Number of Common Shares		21

4.1	Adjustment of Number of Common Shares and Exercise Price	21
4.2	Entitlement to Common Shares on Exercise of Warrant	25
4.3	No Adjustment for Certain Transactions	25
4.4	Determination by Independent Firm	25

i

4.5	Proceedings Prior to any Action Requiring Adjustment	25
4.6	Certificate of Adjustment	25
4.7	Notice of Special Matters	26
4.8	No Action after Notice	26
4.9	Protection of Warrant Agent	26
4.10	Other Adjustments	27
4.11	Participation by Registered Warrantholder	27

Article 5 Rights and Covenants of the Corporation		27

5.1	Optional Purchases by the Corporation	27
5.2	General Covenants	27
5.3	Remuneration and Expenses of Warrant Agent	28
5.4	Performance of Covenants by Warrant Agent	28
5.5	Enforceability of Warrants	29

Article 6 Enforcement		29

6.1	Suits by Registered Warrantholders	29
6.2	Suits by the Corporation	30
6.3	Limitation of Liability	30
6.4	Waiver of Default	30

Article 7 Meetings of Registered Warrantholders		31

7.1	Right to Convene Meetings	31
7.2	Notice	31
7.3	Chair	31
7.4	Quorum	31
7.5	Power to Adjourn	32
7.6	Show of Hands; Other Means of Voting	32
7.7	Poll and Voting	32
7.8	Regulations	33
7.9	Corporation and Warrant Agent May be Represented	33
7.10	Powers Exercisable by Extraordinary Resolution	34
7.11	Meaning of Extraordinary Resolution	34
7.12	Powers Cumulative	35
7.13	Minutes	35
7.14	Instruments in Writing	35
7.15	Binding Effect of Resolutions	36
7.16	Holdings by Corporation Disregarded	36

Article 8 Supplemental Indentures		36

8.1	Provision for Supplemental Indentures for Certain Purposes	36
8.2	Successor Entities	37

Article 9 Concerning The Warrant Agent		37

9.1	Trust Indenture Legislation	37
9.2	Rights and Duties of Warrant Agent	37
9.3	Evidence, Experts and Advisers	38
9.4	Documents, Monies, etc. Held by Warrant Agent	39
9.5	Actions by Warrant Agent to Protect Interest	39
9.6	Warrant Agent Not Required to Give Security	39

ii

9.7	Protection of Warrant Agent	39
9.8	Replacement of Warrant Agent; Successor by Merger	40
9.9	Conflict of Interest	41
9.10	Acceptance of Agency	41
9.11	Warrant Agent Not to be Appointed Receiver	41
9.12	Knowledge of Warrant Agent	41
9.13	Indemnification of Warrant Agent	41
9.14	Anti-Money Laundering	42
9.15	Warrant Agent Not Required to Give Notice of Default	42
9.16	Right of Warrant Agent Not to Act	42
9.17	Compliance with Privacy Code	43
9.18	U.S. Securities Matters	43

Article 10 General		43

10.1	Notice to the Corporation and the Warrant Agent	43
10.2	Notice to Registered Warrantholders	44
10.3	Evidence of Ownership	45
10.4	Counterparts	45
10.5	Satisfaction and Discharge of Indenture	45
10.6	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders	46
10.7	Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided	46
10.8	Force Majeure	46
10.9	Successors	46

iii

THIS WARRANT INDENTURE
BETWEEN
CENOVUS ENERGY INC., a corporation existing under the laws of Canada having an office in Calgary, Alberta (the "Corporation")
and
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the "Warrant Agent")

RECITALS
A.
The Corporation intends to complete a transaction pursuant to a plan of arrangement (the "Plan of Arrangement") implemented under section 193 of the Business Corporation Act (Alberta), RSA 2000, c B-9, as approved by an order of the Court of Queen's Bench of Alberta on December 16, 2020.

B.
In connection with the Arrangement (as defined herein) and pursuant to the Plan of Arrangement, the Corporation shall cause Warrants to be issued and distributed to Husky Common Shareholders (as defined in the Plan of Arrangement).

C.
Each Warrant issued pursuant to the Plan of Arrangement shall, subject to adjustment in certain circumstances, entitle the holder thereof to acquire one (1) Common Share at the price and upon the terms and conditions herein set forth.

D.
All acts and deeds necessary have been done and performed to create the Warrants, when issued as provided in this Indenture, as legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Indenture.

The foregoing statements of fact and recitals are made by the Corporation and not the Warrant Agent.
In consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows.

ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Indenture, including the recitals and schedules hereto and in all indentures supplemental hereto (unless otherwise stated):
"Adjustment Period" means the period immediately following the Effective Time up to and including the Time of Expiry;
"affiliate" has the meaning set forth in the Securities Act;
"Applicable Legislation" means (i) any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture, (ii) Canadian Securities Laws and (iii) U.S. Securities Laws;
"Approved Bank" has the meaning set forth in Section 9.4;
"Arrangement" means the plan of arrangement to give effect to a transaction involving, among others, the Corporation and Husky Energy Inc. pursuant to and in accordance with the provisions of the Business Corporations Act (Alberta), as approved by an order of the Court of Queen's Bench of Alberta on December 16, 2020;
"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.6 are entered in the register of holders of Warrants, "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;
"Book Based Participants" means institutions that participate directly or indirectly in the Depository's book based registration system for the Warrants;
"Book Based Warrants" means Warrants that are to be held only by or on behalf of the Depository;
"Business Day" means a day which is not Saturday or Sunday, a statutory holiday in the Province of Alberta, a federal legal holiday in the United States, a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close, or a day on which the Warrant Agent is closed for business;
"Canadian Securities Laws" means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;
"Capital Reorganization" has the meaning set forth in subsection 4.1(d);

"CDS" means CDS Clearing and Depository Services Inc.;
"CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of CDS represented by an Uncertificated Warrant, or if requested by CDS or the Corporation, by a Warrant Certificate;
"Certificated Warrants" means a Warrant evidenced by a writing or writings substantially in the form of Schedule "A", attached hereto;
"Common Share Reorganization" has the meaning set forth in subsection 4.1(a);
"Common Shares" means common shares in the capital of the Corporation;
"Confirmation" has the meaning set forth in subsection 3.1(c);
"Corporation" means Cenovus Energy Inc.;
"Corporation's Auditor" means the firm of independent professional accountants that is duly appointed as auditor of the Corporation;
"Counsel" means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Agent or retained by the Corporation and acceptable to the Warrant Agent or, in the case of matters pertaining to the laws of the United States or its political subdivisions, an attorney or firm of attorneys of recognized standing that is retained by the Warrant Agent or retained by the Corporation and acceptable to the Warrant Agent;
"Current Market Price" in respect of a Common Share at any date, means the volume weighted average price per Common Share for the 20 consecutive Trading Days ending on the third Trading Day before such date on the TSX, or, if the Common Shares are not then listed on the TSX, then on such other stock exchange on which the Common Shares are then listed as may be selected by the board of directors of the Corporation, or, if the Common Shares are not then listed on a stock exchange, on the over-the-counter market; the volume weighted average price shall be determined by dividing the aggregate of the sales prices of all such Common Shares sold on such exchange or market, as the case may be, during the said 20 consecutive Trading Days by the total number of Common Shares so sold; provided that, if the Common Shares are not listed on a stock exchange and there is no market for the Common Shares during all or part of such period during which the Current Market Price thereof would otherwise be determined, the Current Market Price in respect of a Common Share shall in respect of all or such part of the period be determined by such nationally recognized investment banking firm as may be selected by the board of directors of the Corporation in its sole discretion;
"Depository" means CDS and DTC or such other persons designated in writing by the Corporation to act as depository in respect of the Warrants;
"director" means a director of the Corporation for the time being and, unless otherwise specified herein, reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;
"Dividends Paid in the Ordinary Course" means cash dividends declared payable on the Common Shares in any financial year of the Corporation to the extent that such cash dividends:
(a)	are declared and paid in the ordinary course of business; and

(b)
do not exceed, in the aggregate, the greater of: (i) (a) for the 2021 financial year, $170 million; and (b) for financial years after 2021, 150% of the aggregate amount of the dividends paid by the Corporation on its Common Shares in its immediately preceding financial year which were Dividends Paid in the Ordinary Course for such preceding year; (ii) 100% of the retained earnings of the Corporation as at the end of its immediately preceding financial year; and (iii) 100% of the aggregate consolidated net earnings of the Corporation, determined before computation of extraordinary items but after dividends paid on all Common Shares and first preferred shares of the Corporation, for its immediately preceding financial year, in each case calculated in accordance with Canadian generally accepted accounting principles consistent with those applied in the preparation of the most recently completed audited consolidated financial statements of the Corporation;

"DTC" means the Depository Trust Clearing Corporation;
"DTC Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of DTC represented by an Uncertificated Warrant, or if requested by DTC or the Corporation, by a Warrant Certificate;
"Effective Date" means the date of this Indenture;
"Effective Time" means the time on the Issue Date when the Arrangement becomes effective in accordance with the Business Corporations Act (Alberta);
"Equity Shares" means the Common Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends;
"Exchange Basis" means, as at any time, the number of Common Shares which a Registered Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this Indenture, subject to adjustment provided for in Article 4, with the Exchange Basis on the Effective Date being one (1) Common Share for each one (1) whole Warrant.
"Exercise Date" means, with respect to any Warrant, the date on which the Warrant Certificate representing such Warrant is validly surrendered for exercise in accordance with the provisions of Article 3;
"Exercise Form" has the meaning set forth in subsection 3.1(b);
"Exercise Price" with respect to the exercise of any Warrant means $6.54 per Common Share, unless such price shall have been adjusted in accordance with the provisions of Article 4, in which case it shall mean the adjusted price in effect at such time;
"Expiry Date" means January 1, 2026;
"extraordinary resolution" has the meaning set forth in Section 7.11;
"Indemnified Parties" has the meaning set forth in Section 9.13(a);
"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including original issuance or registration of transfer of ownership) the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;
"Issue Date" means the date on which the Arrangement becomes effective;
"NYSE" means the New York Stock Exchange;
"person" means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;
"Plan of Arrangement" has the meaning set forth in the recitals hereto;
"register" means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.8;
"Registered Warrantholder", or "holder" without reference to Common Shares, means the person who is the registered owner of Warrants as such name appears on the register maintained at the Warrant Agency by the Warrant Agent in accordance with this Indenture, and for greater certainty, shall include the Depository in the case of CDS Global Warrants, DTC Global Warrants or Book Based Warrants;
"Registration Statement" means a shelf registration statement on Form F-10 (or such successor form or, if the Corporation is no longer eligible to use Form F-10 or such successor form, such other form as the Corporation is eligible to use) filed with the SEC under the U.S. Securities Act registering the Common Shares issuable upon exercise of the Warrants;
"SEC" means the United States Securities and Exchange Commission;
"Securities Act" means the Securities Act (Alberta), RSA 200, c S-4;
"Shareholder" means a holder of record of one or more Common Shares;
"Subsidiary of the Corporation" or "Subsidiary" means any corporation or other person (other than an individual) of which more than 50% of the outstanding voting securities are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such securities confers the right to elect at least a majority of the board of directors (or persons in a similar position of fiduciary responsibility) of such corporation or other person (other than an individual) and includes any entity in like relation to a Subsidiary;
"successor entity" has the meaning set forth in Section 8.2;
"this Warrant Indenture", "this Indenture", "herein", "hereby" and similar expressions mean and refer to this warrant indenture and any indenture, deed or instrument supplemental hereto; and the expressions "Article", "Section", "subsection" and "paragraph" followed by a number mean and refer to the specified article, section, subsection or paragraph of this Indenture;
"Time of Expiry" means 4:30 p.m., Calgary time, on the Expiry Date;
"Trading Day" means a day on which the TSX or the NYSE is open for trading or, if the Common Shares are not then listed on the TSX or the NYSE, a day on which such other stock exchange or over-the-counter market, as the case may be, is open for the transaction of business and on which the Common Shares actually trade on such exchange or market;

"TSX" means the Toronto Stock Exchange;
"Uncertificated Warrant" means any Warrant which is not a Certificated Warrant;
"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;
"U.S. Person" means a "U.S. Person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act);
"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;
"U.S. Securities Laws" means the U.S. Securities Act, U.S. Exchange Act and all other applicable U.S. federal and state securities laws and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the NYSE;
"U.S. Warrantholder" means any Registered Warrantholder that is (i) a U.S. Person or a person in the United States; or (ii) acquired Warrants for the account or benefit of any U.S. Person or person in the United States;
"Warrant Agency" means the principal office of the Warrant Agent in Calgary, Alberta, the principal office of the Warrant Co-Agent in Denver, Colorado and/or such other place as may be designated in accordance with Section 3.5;
"Warrant Agent" means Computershare Trust Company of Canada or its successors from time to time;
"Warrant Co-Agent" means Computershare Trust Company NA or its successors from time to time;
"Warrant Certificate" means a certificate, in substantially the form attached hereto as Schedule "A", issued on or after the Effective Date to evidence Warrants;
"Warrantholders' Request" means an instrument signed in one or more counterparts by Registered Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to all Warrants then outstanding and unexercised, requesting the Warrant Agent to take some action specified therein;
"Warrant" means a share purchase warrant entitling the holder thereof to purchase one (1) Common Share at the Exercise Price, subject to adjustment in certain events, in accordance with the terms and conditions of this Indenture, to be issued and countersigned hereunder as Certificated Warrants and/or Uncertificated Warrants held through the book based registration system on a no certificate issued basis; and
"written order of the Corporation", "written request of the Corporation", "written consent of the Corporation", "written notice of the Corporation" and "certificate of the Corporation" mean, respectively, a written order, request, consent, notice and certificate signed in the name of the Corporation by any director or officer of the Corporation, and may consist of one or more instruments so executed.

1.2	Gender, Number, etc.

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. References to "include", "includes", "including" or "in particular" will be deemed to be followed by the words "without limitation".
1.3	Interpretation not Affected by Headings, etc.
The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.
1.4	Day not a Business Day
In the event that any day on or before which action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.
1.5	Time of the Essence
Time shall be of the essence of this Indenture.
1.6	Applicable Law
This Indenture and the Warrant Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. Each of the parties hereto, which shall include the Registered Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Indenture and the transactions contemplated herein.
1.7	Monetary References
Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.
1.8	Language
The parties hereto confirm their express wish that this Indenture and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.
Les parties reconnaissent leur volonté expresse que le présent acte de fiducie ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rédigés en anglais.
1.9	Severability
In the event that any provision under this Indenture is determined to be invalid or unenforceable in any respect, such determination will not affect the provision in any other respect or any other provision under this Indenture, all of which will remain in full force and effect.

1.10	Conflicts

In the event there is any conflict between this Indenture and any Warrant Certificate, the provisions under this Indenture will govern and prevail.
ARTICLE 2
ISSUE OF WARRANTS
2.1	Creation, Issue and Terms of Warrants
(a)
A maximum number of 66,697,799 Warrants which are to be issued pursuant to the Arrangement are hereby created and authorized to be issued in accordance with the terms and subject to the conditions hereof. Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Article 4, each whole Warrant entitles the holder thereof, upon exercise at any time after the Issue Date and ending at the Time of Expiry, to acquire one (1) Common Share upon payment of the Exercise Price.

(b)
No fractional Warrants shall be issued or otherwise provided for hereunder. All fractional Warrants that would otherwise be issuable shall be rounded down to the next whole number of Warrants and no consideration will be paid in lieu of fractional Warrants.

(c)	The number of Common Shares which may be acquired pursuant to the exercise of Warrants and the Exercise Price payable therefor shall be adjusted in the events and in the manner specified in Article 4.
(d)	Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.
2.2	Registered Warrantholder not a Shareholder
Nothing in this Indenture or in the holding of a Warrant or Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Registered Warrantholder as such any right or interest whatsoever as a Shareholder or as any other shareholder of the Corporation, including the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions, except as may be provided in this Indenture or any Warrant Certificates.
2.3	Warrants to Rank pari passu
All Warrants shall rank pari passu, whatever may be the actual date of issue thereof.
2.4	Form of Warrants, Certificated Warrants
The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Registered Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.5.

2.5	Book Based Warrants

(a)
Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the Depository’s book based registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, from time to time. Except as provided in this Section 2.5, owners of beneficial interests in any CDS Global Warrants or DTC Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in Section 2.8. Notwithstanding any terms set out herein, Warrants having any legend set forth in Section 2.7 and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Warrant Agent and in accordance with the Internal Procedures.

(b)
Notwithstanding any other provision in this Indenture, no CDS Global Warrants or DTC Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants or DTC Global Warrants in whole or in part may be registered, in the name of any person other than CDS (for such CDS Global Warrants), DTC (for such DTC Global Warrants), or a nominee thereof unless:

(i)
CDS or DTC notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Based Warrants and the Corporation is unable to locate a qualified successor;

(ii)
the Corporation determines that CDS or DTC, as applicable, is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants or the DTC Global Warrants, as applicable, and the Corporation is unable to locate a qualified successor;

(iii)	CDS or DTC ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;
(iv)	the Corporation determines that the Warrants shall no longer be held as Book Based Warrants through CDS and/or DTC;
(v)	such right is required by Applicable Legislation, as determined by the Corporation and the Corporation's Counsel; or
(vi)	such registration is effected in accordance with the internal procedures of the Depository and the Internal Procedures, following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in this subsection 2.5(b)(i) through 2.5(b)(v).
(c)
Subject to the provisions of this Section 2.5, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants and any exchange of DTC Global Warrants for Warrants which are not DTC Global Warrants, may be made in whole or in part in accordance with the provisions of Section 2.10. All such Warrants issued in exchange for CDS Global Warrants or DTC Global Warrants or any portion thereof shall be registered in such names as CDS or DTC, as applicable, shall direct and shall be entitled to the same benefits and subject to the same terms and conditions as the Warrants or portion thereof surrendered upon such exchange, except insofar as they relate specifically to CDS Global Warrants or DTC Global Warrants (as applicable).
(d)
Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant, whether pursuant to this Section 2.5, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than CDS for such CDS Global Warrant or a nominee thereof. Every Warrant that is Authenticated upon registration or transfer of a DTC Global Warrant, or in exchange for or in lieu of a DTC Global Warrant, whether pursuant to this Section 2.5, or otherwise, shall be Authenticated in the form of, and shall be, a DTC Global Warrant, unless such Warrant is registered in the name of a person other than DTC for such DTC Global Warrant or a nominee thereof.

(e)
Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, the CDS Global Warrants and the DTC Global Warrants will be issued as Uncertificated Warrants, unless otherwise requested in writing by the Depository or the Corporation.

(f)
The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the Depository’s book based registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Based Participants and between such Book Based Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the Depository’s book based registration system, and such rights must be exercised through a Book Based Participant in accordance with the rules and procedures of the Depository.

(g)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:
(i)
the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the Depository’s book based registration system (other than the Depository or its nominee);

(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Based Participant relating to any such interest; or
(iii)
any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Based Participant.

(h)
The Corporation may terminate the application of this Section 2.5 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.6	Warrant Certificates

(a)
Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has one signature as hereinbefore provided shall be valid notwithstanding that the person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(b)
The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its applicable Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(c)
Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(d)
No Warrant shall be issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(e)
No Certificated Warrant shall be considered issued and shall not be obligatory nor shall it entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by signature by or on behalf of the Warrant Agent. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(f)	No Uncertificated Warrant shall be considered issued and shall not be obligatory nor shall it entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.
(g)
The Authentication by the Warrant Agent of any Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Warrant Agent as to the validity of the Indenture or such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

2.7	Legends
(a)
Notwithstanding anything herein contained, Common Shares will only be issued pursuant to the exercise of any Warrant in compliance with Applicable Legislation of any applicable jurisdiction and, without limiting the generality of the foregoing, in respect of any Warrants exercised for Common Shares the certificates representing the issued Common Shares will bear such legends as may, in the opinion of Counsel to the Corporation, be necessary in order to avoid a violation of Applicable Legislation of such jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of Counsel to the Corporation, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder’s expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Warrant Agent in exchange for a certificate which does not bear such legend.

(b)
Each CDS Global Warrant originally issued in Canada and held by CDS, and each Certificated Warrant that is a CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO CENOVUS ENERGY INC. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

2.8	Register of Warrants

(a)
The Warrant Agent shall maintain records and accounts concerning the Warrants, whether Certificated Warrants or Uncertificated Warrants, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by Applicable Legislation or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include:

(i)	the name and address of the holder of the Warrants, the date of Authentication thereof and the number of Warrants;
(ii)
whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(iii)	whether such Warrant has been cancelled; and
(iv)	a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.
The register shall be available for inspection by the Corporation or any Registered Warrantholder during the Warrant Agent's regular business hours on a Business Day. Any Registered Warrantholder exercising such right of inspection shall first provide an affidavit in a form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Registered Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Registered Warrantholders or to influence the voting of Registered Warrantholders at any meeting of Registered Warrantholders.
(b)
Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser without knowledge of such error shall have any such obligation to the Corporation or to the Warrant Agent.

2.9	Issue in Substitution for Warrant Certificates Lost, etc.

(a)
In the event that any Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to Applicable Legislation and subsection 2.9(b), shall issue and thereupon the Warrant Agent shall Authenticate and deliver, a new Warrant Certificate of like tenor and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(b)
The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.9 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent each in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond or security in amount and form satisfactory to the Corporation and the Warrant Agent, each in their discretion and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.10	Exchange of Warrant Certificates
(a)
Warrant Certificates representing Warrants to acquire any specified number of Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for another Warrant Certificate or Warrant Certificates entitling the holder thereto to acquire in the aggregate the same number of Common Shares as may be acquired under the Warrant Certificate or Warrant Certificates so exchanged. Upon compliance with the reasonable requirements of the Warrant Agent and the terms and conditions hereof, the Corporation will Authenticate, and the Warrant Agent will countersign, all Warrant Certificates necessary to carry out these exchanges.

(b)
Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be cancelled by the Warrant Agent.

2.11	Transfer and Ownership of Warrants
(a)
The Warrants may only be transferred on the register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (i) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth as part of Schedule "A" and (ii) in the case of Book Based Warrants, in accordance with procedures prescribed by the Depository under the book based registration system, and (iii) upon compliance with:

(i)	the conditions herein;

(ii)	such reasonable requirements as the Warrant Agent or the Corporation may prescribe; and

(iii)	all Applicable Legislation;
and such transfer shall be recorded in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee a Warrant Certificate, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request by the Corporation that part of the CDS Global Warrant or the DTC Global Warrant be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the register maintained by the Warrant Agent. Warrants that are held as Book Based Warrants shall be transferred and recorded through the relevant Book Based Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.
(b)
Subject to the provisions of this Indenture and Applicable Legislation, the Registered Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.12	Charges for Exchange and Transfer
Except as otherwise herein provided, the Warrant Agent may charge to the holder requesting an exchange or transfer a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s), and payment of such charges and reimbursement of the Warrant Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange or transfer.
2.13	Transferee Entitled to Registration
The transferee of a Warrant represented by a Warrant Certificate shall, after the transfer form attached to the Warrant Certificate is duly completed and the Warrant Certificate and form of transfer are lodged with the Warrant Agent, and upon compliance with all other conditions in that regard required by this Indenture and Applicable Legislation, be entitled to have his name entered on the register as the owner of such Warrant free from all equities or rights of set off or counterclaim between the Corporation and his transferor or any previous Registered Warrantholder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.
2.14	Cancellation of Surrendered Warrants
All Warrant Certificates surrendered pursuant to Article 3 shall be cancelled by the Warrant Agent and all Uncertificated Warrants exercised pursuant to Article 3 shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates and/or Uncertificated Warrants so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates or Uncertificated Warrants issued in substitution or exchange for such cancelled Warrants.

ARTICLE 3
EXERCISE OF WARRANTS
3.1	Right and Method of Exercise of Warrants
(a)
Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase such number of Common Shares as is equal to the Exchange Basis for each whole Warrant held after the Issue Date and prior to the Time of Expiry and in accordance with the conditions herein from the Warrant Agent at the Warrant Agency.

(b)
Registered Warrantholders of Warrant Certificates who wish to exercise their Warrants in order to acquire Common Shares must complete the exercise form (the "Exercise Form") attached to the Warrant Certificate(s), which form is attached hereto as Schedule "B" and may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Registered Warrantholders, and deliver such certificate(s), the executed Exercise Form and a certified cheque, bank draft, wire transfer or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Form and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the Warrant Agency.

(c)
A beneficial owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book based registration system who desires to exercise his or her Warrants must do so by causing a Book Based Participant to deliver to the Depository on behalf of the entitlement holder, notice of the beneficial owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including the clearing and settlement system currently utilized by CDS or DTC and their respective participants.

(d)
Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Based Participant in a manner acceptable to it. A notice in form acceptable to the Book Based Participant and payment from such beneficial holder should be provided to the Book Based Participant sufficiently in advance so as to permit the Book Based Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to Time of Expiry. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book based registration system the Common Shares to which the exercising Registered Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Based Participant exercising the Warrants on its behalf.

(e)
By causing a Book Based Participant to deliver notice to the Depository, a beneficial owner of Warrants shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Based Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(f)
Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Based Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial owner’s or the Registered Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Based Participant or the Registered Warrantholder.

(g)
Any exercise form or the Exercise Form referred to in this Section 3.1 shall be signed by the Registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(h)
Any exercise referred to in this Section 3.1 shall require that the entire Exercise Price for the Common Shares to be acquired pursuant to such exercise must be paid at the time of exercise and such Exercise Price, Certificated Warrant and original Exercise Form executed by the Registered Warrantholder or the Confirmation, as applicable, from the Depository must be received by the Warrant Agent prior to the Time of Expiry.

(i)	Warrants may only be exercised pursuant to this Section 3.1 by or on behalf of a Registered Warrantholder, as applicable.
(j)	If the form of Exercise Form set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Form to be forwarded to all Registered Warrantholders.
(k)
Exercise Forms and Confirmations must be delivered to the Warrant Agent at any time during the actual business hours of the Warrant Agent on any Business Day prior to the Time of Expiry. Any Exercise Form or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day. Any Exercise Form or Confirmations received by the Warrant Agent after the Time of Expiry will be void.

(l)
Any Warrant with respect to which an Exercise Form or a Confirmation and payment of the Exercise Price is not received by the Warrant Agent before the Time of Expiry shall be deemed to have expired and become void and of no further force and effect and all rights with respect to such Warrants shall terminate and be cancelled.

3.2	Effect of Exercise of Warrants
(a)
Upon compliance by the holder of any Warrant Certificate with the provisions of Section 3.1, and subject to Section 3.3 and Section 3.11, the Common Shares subscribed for shall be deemed to have been issued as fully paid and non-assessable common shares in the capital of the Corporation and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common

Shares on the Exercise Date unless the transfer registers of the Corporation shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons shall be deemed to have become the holder or holders of record of such Common Shares, on the date on which such transfer registers are reopened.

(b)
Within five Business Days after the Exercise Date of a Warrant as set forth above, the Warrant Agent shall cause to be delivered to the person or persons in whose name or names the Common Shares so subscribed for have been issued, as specified in the Exercise Form or Confirmation, as applicable completed in connection with the exercise of the Warrants, in accordance with the instructions specified in such Exercise Form or Confirmation, as applicable or, if so specified in such Exercise Form or Confirmation, as applicable, cause to be delivered to such person or persons at the Warrant Agency where the Warrants were surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system, including a Direct Registration Advice.

3.3	Partial Exercise of Warrants; Fractions
(a)
The holder of any Warrants may acquire a number of Common Shares less than the number which the holder is entitled to acquire pursuant to the surrendered Warrants. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of the Warrants upon exercise thereof shall, in addition, be entitled to receive without charge therefor, a new Warrant Certificate(s), if applicable, in respect of the balance of the Warrants which such holder was entitled to exercise pursuant to the surrendered Warrants and which were not then exercised.

(b)
Notwithstanding anything herein contained, including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. Any fractional Common Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any new Warrant Certificate or other compensation in respect of any fractional Common Shares which are not issued.

3.4	Transfer Fees and Taxes
If any of the Common Shares subscribed for are to be issued to a person or persons other than the Registered Warrantholder, the Registered Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation (or the Warrant Agent on behalf of the Corporation) all applicable transfer or similar taxes that the Corporation is required to pay or collect and the Corporation will not be required to issue or deliver certificates evidencing Common Shares unless or until such Registered Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.
The Corporation, the Warrant Agent, or any other person acting on their behalf shall be entitled to deduct or withhold from any amounts (whether in cash, Common Shares or other property) otherwise payable or deliverable to any Registered Warrantholder such amounts as the Corporation or the Warrant Agent reasonably determines it is required to deduct or withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the applicable Registered Warrantholder in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate governmental authority. Any of the Corporation, the Warrant Agent or other person acting on their behalf is authorized to sell or otherwise dispose of any Common Shares or other property as is necessary to provide sufficient funds to enable it to comply with all deduction or withholding requirements applicable to it, and none of the Corporation or the Warrant Agent shall be liable to any person for any deficiency in respect of any proceeds received.

3.5	Warrant Agency
To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the prior approval of the Warrant Agent) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any Registered Warrantholder, upon payment of the reasonable charges of the Warrant Agent, furnish a list of the names and addresses of Registered Warrantholders showing the number of Warrants held by each such Registered Warrantholder.
3.6	Expiration of Warrants
Immediately after the Time of Expiry, all rights under any Warrant in respect of which the right of acquisition herein and therein provided for shall not have been exercised shall cease and terminate and such Warrant shall be void and of no further force or effect.
3.7	Cancellation of Surrendered Warrants
All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.9, 2.10, 2.11, 3.1 and 3.3 shall be cancelled by the Warrant Agent and, after the expiry of any period of retention prescribed by Applicable Legislation, destroyed by the Warrant Agent and, upon written request by the Corporation, the Warrant Agent shall furnish to the Corporation a destruction certificate identifying the Warrant Certificates so destroyed, the number of Warrants evidenced thereby and the number of Common Shares which could have been purchased pursuant thereto.
3.8	Accounting and Recording
(a)
The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. Any monies, securities or other instruments, from time to time received by the Warrant Agent pursuant to the exercise of Warrants shall be received in trust for and shall be segregated and kept apart by the Warrant Agent in trust for the Corporation.

(b)	The Warrant Agent shall record the particulars of Warrants exercised which shall include the names and addresses of the persons who become Shareholders on exercise and the Exercise

Date. Within five Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation.

3.9	Common Share Certificates
Notwithstanding anything herein contained, Common Shares will only be issued pursuant to the exercise of the Warrants in compliance with Applicable Legislation. At the instruction of the Corporation, Common Shares issued in connection with the exercise of the Warrants may bear such legends as may be required by Applicable Legislation.
3.10	No Effective Registration Statement
If, at any time following the Issue Date and prior to the Time of Expiry, the Corporation determines that no Registration Statement filed with the SEC is effective, or the use of any such Registration Statement is suspended, no U.S. Warrantholder will be permitted to exercise Warrants unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. The Corporation shall promptly provide written notice of such determination to the Warrant Agent and promptly provide notice when the Registration Statement is effective or any such suspension has been terminated.
3.11	U.S. Securities Law Matters
(a)
In connection with any exercise of Warrants, if it is required by law, the Corporation shall cause to be delivered to any person in whose name the Common Shares issuable upon exercise of the Warrants are to be issued a prospectus that complies with the U.S. Securities Act and that is a part of a Registration Statement. Not later than the date of this Indenture, the Corporation has filed with securities regulatory authorities in each of the provinces and territories of Canada and the SEC a prospectus supplement to the prospectus included in its Registration Statement. The Corporation will use its best efforts to maintain a Registration Statement effective until the earlier of the Time of Expiry or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under this Indenture). All expenses incidental to the Corporation’s performance of or compliance with the foregoing provisions will be borne by the Corporation, including, without limitation: (i) all registration and filing fees and expenses; (ii) all fees and expenses of compliance with applicable U.S. Securities Laws and state securities laws; and (iii) all fees and disbursements of Counsel for the Corporation, independent professional accountants of the Corporation and experts retained by the Corporation whose consent is required to be provided with respect to any Registration Statement.

(b)
Notwithstanding any provision of this Indenture to the contrary, unless a Registration Statement shall be effective under the U.S. Securities Act and any prospectus supplement necessary thereto shall have been filed with the SEC and state securities laws are preempted, any Warrants held by U.S. Warrantholders may only be exercised by persons who establish to the reasonable satisfaction of the Corporation and the Warrant Agent (which may include providing an opinion of Counsel) that the issuance of the Common Shares pursuant to the exercise of the Warrants can be completed pursuant to and in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and all applicable state securities laws.

(c)
If any person shall fail to establish to the satisfaction of the Corporation or Warrant Agent the conditions described in subsection (b) above, the holder of the applicable Warrant shall be notified by the Warrant Agent within two Business Days that the evidence provided has been deemed insufficient to permit the exercise of such Warrant and provide a description of the nature of such deficiency. In the case where the Corporation is not satisfied with the provided evidence, it shall furnish to the Warrant Agent either (i) the form of proper notice to be delivered to establish the required evidence or (ii) a description of the deficiency. Until such time as the Corporation or Warrant Agent, as the case may be, acting reasonably, is satisfied with the evidence provided, the holder of the Warrant shall not be permitted to exercise the Warrant.

(d)
The Corporation will notify the Warrant Agent when a Registration Statement becomes effective under the U.S. Securities Act and, except in the case of a Registration Statement becoming effective on or prior to the date of this Indenture, the Warrant Agent will notify the registered holder of Warrants as required. Thereafter, the Warrant Agent may assume that a Registration Statement remains effective until otherwise notified in writing by the Corporation that such Registration Statement is no longer effective. The Corporation shall at all times while the Warrants are outstanding be obligated to provide prompt notice to the Warrant Agent should a Registration Statement not be effective.

ARTICLE 4
ADJUSTMENT OF NUMBER OF COMMON SHARES
4.1	Adjustment of Number of Common Shares and Exercise Price
The acquisition rights, as they relate to Common Shares, attaching to the Warrants in effect at any date, and the Exercise Price in respect thereof, shall be subject to adjustment from time to time as follows:
(a)	If and whenever at any time during the Adjustment Period, the Corporation shall:
(i)	subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares,
(ii)	reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares, or
(iii)
issue Common Shares or securities exchangeable for, or convertible into, Common Shares at no additional cost to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution (other than the issue of Common Shares to holders of Common Shares pursuant to the exercise of the option to receive dividends in the form of Common Shares in lieu of Dividends Paid in the Ordinary Course on the Common Shares, if applicable),

(any of such events in these paragraphs (a)(i), (a)(ii) and (a)(iii) being called a "Common Share Reorganization") then the Exercise Price shall be adjusted as of the record date (or, only if there is no record date, the effective date) of such Common Share Reorganization such that the Exercise Price shall, in the case of the events referred to in (a)(i) or (a)(iii) above, be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, re-division, change or distribution, or shall, in the case of the events referred to in (a)(ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation, in each case by multiplying the Exercise Price in effect immediately prior to such record date (or, only if there is no record date, the effective date) by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as applicable, before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the record date (or effective date, as applicable) after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares at no additional cost are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). Such adjustment shall be made successively whenever any event referred to in subsection 4.1(a) shall occur. Upon any adjustment to the Exercise Price pursuant to subsection 4.1(a), the Exchange Basis shall be contemporaneously adjusted by multiplying the number of Common Shares which theretofore may have been purchased under such Warrant by a fraction of which the numerator shall be the respective Exercise Price in effect immediately prior to such adjustment and the denominator shall be the respective Exercise Price resulting from such adjustment.

(b)
If and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of any convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or, if any such rights, options or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be. Upon any adjustment or readjustment of the Exercise Price pursuant to subsection 4.1(b), the Exchange Basis will be contemporaneously adjusted by multiplying the Exchange Basis immediately prior to such adjustment or readjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment or readjustment and the denominator shall be the Exercise Price resulting from such adjustment or readjustment. Such adjustment to the Exchange Basis will be made successively whenever such a record date is fixed.

(c)
If and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other person

 (other than Common Shares and other than securities distributed to holders of Common Shares pursuant to the exercise of the option to receive dividends in the form of such securities in lieu of Dividends Paid in the Ordinary Course on the Common Shares, if applicable), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares) (excluding those referred to in subsection 4.1(b)), (iii) evidences of its indebtedness, or (iv) any property or other assets (including cash dividends other than Dividends Paid in the Ordinary Course) then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the directors, which determination shall be conclusive, but subject to the approval of the TSX or NYSE, if applicable, for so long as the Common Shares are listed on the TSX or NYSE, as applicable) of such securities, rights, options, warrants, evidences of indebtedness or property or assets to be distributed to the holders of Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. Upon any adjustment or readjustment of the Exercise Price pursuant to subsection 4.1(c), the Exchange Basis will be contemporaneously adjusted by multiplying the Exchange Basis in effect immediately prior to such adjustment or readjustment by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment or readjustment and the denominator shall be the Exercise Price resulting from such adjustment or readjustment.

(d)
If and whenever at any time during the Adjustment Period, there is a reclassification of the Common Shares or a capital reorganization of the Corporation (other than as described in subsection 4.1(a)) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity or a liquidation, dissolution or winding up of the Corporation (any of such events being hereinafter called a "Capital Reorganization"), any Registered Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or of the parent entity of such resulting entity, or of such entity to which such sale or conveyance has been made, as the case may be, that such Registered Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Registered Warrantholder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon exercise of the Warrants. If determined appropriate by the Warrant Agent relying on advice of Counsel, to give effect to or to evidence the provisions of this subsection 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Registered Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Registered Warrantholder is entitled on exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this subsection 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive Capital Reorganizations.

(e)
In any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Registered Warrantholder of any Warrant exercised after such record date and before the occurrence of such event the additional Common Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such Registered Warrantholder an appropriate instrument evidencing such Registered Warrantholder's right to receive such additional Common Shares or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares or other securities or property declared in favour of holders of record of Common Shares or such other securities or property on and after the relevant date of exercise or such later date as such Registered Warrantholder would, but for the provisions of this subsection 4.1(e), have become the holder of record of such additional Common Shares or other securities or property pursuant to subsection 4.1(b).

(f)
Subject to the approval of the TSX or NYSE, if applicable, in any case in which subsections 4.1(a), 4.1(b) or 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Registered Warrantholders of the outstanding Warrants receive the Common Shares or securities exchangeable for or convertible into Common Shares referred to in subsection 4.1(a), the rights, options or warrants referred to in subsection 4.1(b) or the securities, rights, options, warrants, evidences of indebtedness or assets referred to in subsection 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be.

(g)
The adjustments provided for in this Section 4.1 are cumulative and shall, in the case of adjustments to the Exercise Price, be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this subsection 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h)
After any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Registered Warrantholder is entitled to receive upon the exercise of such holder's Warrant and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2	Entitlement to Common Shares on Exercise of Warrant
All Common Shares or shares of any class or other securities or property which a Registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such Registered Warrantholder is entitled to acquire pursuant to such Warrant.
4.3	No Adjustment for Certain Transactions
Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with: (a) any incentive plan, restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation, or (b) the satisfaction of existing instruments issued at the date hereof.
4.4	Determination by Independent Firm
In the event of any question arising with respect to the adjustments provided for in this Article 4 such question shall be conclusively determined by such firm of independent professional accountants as may be selected by the Corporation, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all Registered Warrantholders and all other persons interested therein.
4.5	Proceedings Prior to any Action Requiring Adjustment
As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Corporation has sufficient unissued and reserved shares in its authorized capital and may validly and legally issue as fully paid and non-assessable common shares in the capital of the Corporation all the Common Shares or other securities or property which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.
4.6	Certificate of Adjustment
The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment or readjustment shall, if requested by the Warrant Agent, be supported by a certificate of the Corporation's Auditors verifying such calculation. When so verified, the Warrant Agent shall forthwith give notice, supplied by the Corporation and at the Corporation's expense, to the Registered Warrantholders specifying the event requiring such adjustment or readjustment and the results thereof including the resulting Exercise Price; provided that, if the Corporation has given notice under Section 4.7 covering all the relevant facts in respect of such event, no such notice to the Registered Warrantholders need be given under this Section 4.6. Any certificate of the Corporation delivered pursuant to this Section 4.6 and the results of the adjustment specified therein shall, subject to the provisions of Section 4.4 and absent manifest error, be conclusive and binding on all Registered Warrantholders.

4.7	Notice of Special Matters
The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Registered Warrantholders of its intention to fix the record date for any event referred to in subsections 4.1(a), 4.1(b), 4.1(c) and 4.1(d). Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 10 Business Days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Registered Warrantholders of such adjustment computation.
4.8	No Action after Notice
The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 10 Business Days after the giving of the certificate or notices set forth in Sections 4.6 and 4.7.
4.9	Protection of Warrant Agent
Except as provided in Section 9.2, the Warrant Agent:
(a)	shall be entitled to act and rely on any adjustment calculation of the Corporation or the Corporation's Auditors;
(b)
shall not at any time be under any duty or responsibility to any Registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(c)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(d)
shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(e)
shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained.

4.10	Other Adjustments

In case the Corporation after the date hereof shall take any action affecting the Common Shares, other than an action otherwise described in Article 4 which in the opinion of the directors would have a material adverse effect on the rights of Registered Warrantholders, the Exercise Price and/or the Exchange Basis and/or kind of Common Shares purchasable upon exercise, there shall be an adjustment in such manner, if any, and at such time, by action by the directors of the Corporation subject to the prior consent of the TSX, NYSE, or other stock exchange, if applicable.
4.11	Participation by Registered Warrantholder
Subject to the approval of the TSX or NYSE, if applicable, no adjustments shall be made pursuant to this Article 4 if the Registered Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Registered Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.
ARTICLE 5
RIGHTS AND COVENANTS OF THE CORPORATION
5.1	Optional Purchases by the Corporation
Subject to compliance with Applicable Legislation and approval of applicable regulatory authorities, if any, the Corporation may from time to time purchase, by private contract or otherwise, any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, such Warrants are then obtainable and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the register. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the register and in accordance with Internal Procedures. No Warrants shall be issued in replacement thereof.
5.2	General Covenants
The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding:
(a)
the Warrants, when issued and Authenticated as provided in this Indenture, will be valid and binding obligations enforceable against it in accordance with and subject to the provisions of this Indenture;

(b)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;
(c)
it will cause the Common Shares and the certificates representing the Common Shares, if applicable, from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(d)	all Common Shares which shall be issued upon exercise of the Warrants shall be fully paid and non-assessable common shares in the capital of the Corporation, free and clear of all encumbrances;

(e)
it will use reasonable commercial efforts to ensure that all Warrants and Common Shares outstanding or issuable from time to time (including the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSX and the NYSE, as applicable, provided that this subsection 5.2(e) shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Warrants and Common Shares ceasing to be listed and posted for trading on the TSX or NYSE, as applicable, so long as the holders of Warrants and Common Shares receive securities of an entity which is listed on a stock exchange, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX or NYSE, as applicable;

(f)
it will make all requisite filings under Applicable Legislation, including those necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer;

(g)
the Corporation will do, or cause to be done, all things necessary to preserve and keep in full force and effect its corporate existence, provided however that (subject to Article 4 and Section 8.2) nothing will prevent the amalgamation, arrangement, consolidation, merger or sale of, or other business combination involving, the Corporation;

(h)	it will perform and carry out all of the acts or things to be done by it as provided in this Indenture;
(i)
it will execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Indenture; and

(j)
it will promptly notify the Warrant Agent and the Registered Warrantholders in writing of any default under the terms of this Warrant Indenture which remains unrectified for more than five days following its occurrence.

5.3	Remuneration and Expenses of Warrant Agent
The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable and documented expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable and documented compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the gross negligence, wilful misconduct or bad faith of the Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.
5.4	Performance of Covenants by Warrant Agent
If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Registered Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform such covenants or to notify the Registered Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.4. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5	Enforceability of Warrants
The Corporation represents, warrants and covenants that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the terms and provisions hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.
ARTICLE 6
ENFORCEMENT
6.1	Suits by Registered Warrantholders
(a)
All or any of the rights conferred upon any Registered Warrantholder by any of the terms of the Warrant Certificates or of this Indenture, or of both, may be enforced by the Registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Registered Warrantholders.

(b)
All rights of action under this Indenture may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

(c)
The Warrant Agent shall be entitled and empowered, either in its own name or as Warrant Agent of an express trust, or as attorney-in-fact for the Registered Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Warrant Agent and the Registered Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Warrant Agent is hereby irrevocably appointed (and the successive respective Registered Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Warrant Agent) the true and lawful attorney-in-fact of the respective Registered Warrantholders or on behalf of the Registered Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Registered Warrantholders themselves if and to the extent permitted hereunder, for any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the Registered Warrantholders, as may be necessary or advisable in the opinion of the Warrant Agent, in order to have the respective claims of the Warrant Agent and of the Registered Warrantholders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give the Warrant Agent, unless so authorized by extraordinary resolution (as provided in Section 7.11), any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Registered Warrantholder.

(d)
The Warrant Agent shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Registered Warrantholders.

(e)
Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as Warrant Agent of an express trust, and any recovery of judgment shall be for the rateable benefit of the Registered Warrantholders subject to provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent shall be a party), the Warrant Agent shall be held to represent all the Registered Warrantholders, and it shall not be necessary to make any Registered Warrantholders parties to any such proceeding.

6.2	Suits by the Corporation
The Corporation shall have the right to enforce full payment of the Exercise Price for all Common Shares issued by the Corporation to a Registered Warrantholder hereunder and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates and amend the securities register accordingly.
6.3	Limitation of Liability
The obligations of the Corporation hereunder are not binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors of the Corporation or Shareholders or any successor to the Corporation or any of the past, present or future officers, employees or agents of the Corporation or of any successor to the Corporation, but only the property of the Corporation or of any successor to the Corporation shall be bound in respect hereof, excepting incidences of gross negligence, wilful misconduct and fraud.
6.4	Waiver of Default
Upon the happening of any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates:
(a)
the Registered Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution as provided in Section 7.10) by requisition in writing to instruct the Warrant Agent to waive, either unconditionally or upon any conditions specified, any default under this Indenture or the Warrant Certificates and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)
the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the opinion of the Warrant Agent, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Registered Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Registered Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.
ARTICLE 7
MEETINGS OF REGISTERED WARRANTHOLDERS
7.1	Right to Convene Meetings
The Warrant Agent may at any time and from time to time, and shall (a) on receipt of a written request of the Corporation or of a Warrantholders' Request and (b) upon receiving sufficient funds to cover any costs and expenses and/or being indemnified to its reasonable satisfaction by the Corporation or by the Registered Warrantholders signing such Warrantholders' Request against the cost which may be incurred by the Warrant Agent in connection with the calling and holding of such meeting, convene a meeting of the Registered Warrantholders. In the event of the Warrant Agent failing to so convene a meeting within 15 days after receipt of such written request of the Corporation or such Warrantholders' Request and sufficient funds and/or indemnity given as aforesaid, the Corporation or such Registered Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, Alberta, at such other place in Canada or by telephonic or other electronic means, as may be approved or determined by the Warrant Agent with the consent of the Corporation. A person participating in a meeting held by telephonic or other electronic means shall be deemed to be present in person at such meeting.
7.2	Notice
At least 21 days' prior written notice of any meeting of Registered Warrantholders shall be given to the Registered Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation) in the manner provided for in Section 10.1. Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Registered Warrantholders to make a reasoned decision on the matters to be considered at the meeting, but it shall not be necessary for any such notice to set out any of the provisions of this Article 7. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or the Corporation or by the Registered Warrantholder or Registered Warrantholders convening the meeting.
7.3	Chair
An individual (who need not be a Registered Warrantholder) designated in writing by the Warrant Agent and acceptable to the Corporation, acting reasonably, shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Registered Warrantholders present in person or by proxy shall choose an individual present to be chair.
7.4	Quorum
Subject to the provisions of Section 7.11, at any meeting of the Registered Warrantholders a quorum shall consist of Registered Warrantholders present in person or by proxy and entitled to purchase at least 25% of the aggregate number of Common Shares which could be acquired pursuant to all the then outstanding Warrants, provided that at least two persons entitled to vote thereat are present in person or by proxy. If a quorum of the Registered Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Registered Warrantholders or on a Warrantholders'

Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all then outstanding Warrants.

7.5	Power to Adjourn
The chair of any meeting at which a quorum of the Registered Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.
7.6	Show of Hands; Other Means of Voting
Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands or by other means as the Warrant Agent, or the Corporation with the approval of the Warrant Agent, may deem appropriate, except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.
7.7	Poll and Voting
(a)
On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands, or by other means in accordance with Section 7.6, when demanded by the chair or by one or more of the Registered Warrantholders acting in person or by proxy and holding at least 5% of the aggregate number of Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

(b)
On a show of hands, or by other means in accordance with Section 7.6, every person who is present and entitled to vote, whether as a Registered Warrantholder or as proxy for one or more absent Registered Warrantholders, or both, shall have one vote. On a poll, each Registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a Registered Warrantholder. The chair of any meeting shall be entitled, both on a show of hands, or by other means in accordance with Section 7.6 and on a poll, to vote in respect of the Warrants, if any, held or represented by the chair of such meeting.

7.8	Regulations

Subject to compliance with the provisions of this Indenture and Applicable Legislation, the Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:
(a)	the setting of the record date for a meeting for the purpose of determining Registered Warrantholders entitled to receive notice of and to vote at the meeting;
(b)	the means by which a meeting may be convened or held (including by telephonic or other electronic means) and/or the means in which voting may be conducted at a meeting of Registered Warrantholders;
(c)
for Registered Warrantholders to appoint a proxy or proxies to represent them and vote for them at any such meeting (and any adjournment thereof) and the manner in which same is to be executed, and for the production of the authority of any persons signing on behalf of the Registered Warrantholder appointing them;

(d)
the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Registered Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(e)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or sent by facsimile or other electronic format before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(f)	the form of the instrument of proxy or the manner in which it must be executed; and
(g)	generally for the calling of meetings of Registered Warrantholders and the conduct of business thereat.
Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Registered Warrantholders or proxies of Registered Warrantholders.
7.9	Corporation and Warrant Agent May be Represented
The Corporation and the Warrant Agent, by their respective directors, officers and employees, and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Registered Warrantholders, but shall have no vote thereat, whether in respect of any Warrants held by them or otherwise.

7.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Registered Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power, exercisable from time to time by extraordinary resolution:
(a)
to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Registered Warrantholders or, subject to the consent of the Warrant Agent, the Warrant Agent in its capacity as Warrant Agent hereunder or on behalf of the Registered Warrantholders, in each case which may be agreed to by the Corporation, whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Registered Warrantholders;
(c)
to direct or to authorize the Warrant Agent to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Registered Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)
to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)
to restrain any Registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or the Warrant Certificates or to enforce any of the rights of the Registered Warrantholders;

(f)
to direct any Registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Registered Warrantholder in connection therewith;

(g)
to assent to any change in or omission from the provisions contained in the Warrant Certificates or this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h)
with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent to take the place of the Warrant Agent so removed; and

(i)
to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11	Meaning of Extraordinary Resolution
(a)
The expression "extraordinary resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Registered Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Registered Warrantholders holding at least 25% of the aggregate number of Warrants then outstanding and passed by the affirmative votes of Registered Warrantholders holding not less than 66⅔% of the aggregate number of Warrants then outstanding represented at the meeting and voted on the poll upon such resolution.

(b)
If, at the meeting at which an extraordinary resolution is to be considered, Registered Warrantholders holding at least 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Registered Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 7.11(a) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Registered Warrantholders representing at least 25% of the aggregate number of Warrants then outstanding are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.
7.12	Powers Cumulative
Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Registered Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Registered Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.
7.13	Minutes
Minutes of all resolutions and proceedings at every meeting of Registered Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.
7.14	Instruments in Writing
All actions which may be taken and all powers that may be exercised by the Registered Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Registered Warrantholders holding at least 66⅔% of the aggregate number of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Registered Warrantholders in person or by attorney duly appointed in writing, and the expressions “resolution” and "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

7.15	Binding Effect of Resolutions
Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Registered Warrantholders shall be binding upon all the Registered Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Registered Warrantholders in accordance with Section 7.14 shall be binding upon all the Registered Warrantholders, whether signatories thereto or not, and each and every Registered Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.
7.16	Holdings by Corporation Disregarded
In determining whether Registered Warrantholders are present at a meeting of Registered Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request, or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 10.7.
ARTICLE 8
SUPPLEMENTAL INDENTURES
8.1	Provision for Supplemental Indentures for Certain Purposes
From time to time the Corporation (when authorized by action of the directors of the Corporation) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper directors or officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:
(a)	setting forth any adjustments resulting from the application of the provisions of Article 4;
(b)
adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(c)	giving effect to any extraordinary resolution passed as provided in Article 7;
(d)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining or maintaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(e)
adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f)	modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Registered Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g)
modifying any of the provisions of this Indenture as may be necessary (or, to the extent such modifications are not, in the opinion of the Warrant Agent relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders, desirable) to comply with the provisions of any regulatory or taxing legislation applicable to the Corporation;

(h)
providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Article 2 and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel; and

(i)
for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent relying on the advice of Counsel the rights of the Warrant Agent and of the Registered Warrantholders are in no way prejudiced thereby.

Notwithstanding anything to the contrary in this Indenture, no supplement or amendment to this Indenture or to the provisions of the Warrants may be made without the prior consent of the TSX or NYSE (or such other stock exchange on which the Common Shares may be listed for trading), if required.
8.2	Successor Entities
In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another person, trust, corporation, partnership or similar entity (a "successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.
ARTICLE 9
CONCERNING THE WARRANT AGENT
9.1	Trust Indenture Legislation
(a)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.
(b)
The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2	Rights and Duties of Warrant Agent
(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. The Warrant Agent shall be liable only for its own gross negligence or its own wilful misconduct or bad faith.

(b)
The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Registered Warrantholders hereunder shall be conditional upon the Registered Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)
The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Registered Warrantholders, at whose instance it is acting, to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

9.3	Evidence, Experts and Advisers
(a)
In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(b)
In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, provided that such evidence complies with Applicable Legislation and that the Warrant Agent complies with Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)
Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(d)
Proof of the execution of an instrument in writing by any Registered Warrantholder, if required by the Warrant Agent, may be made by the certificate of a notary public or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(e)	The Warrant Agent may employ or retain at the Corporation's expense such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

(f)
The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

9.4	Documents, Monies, etc. Held by Warrant Agent
Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (an "Approved Bank"). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest the same; the Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.
9.5	Actions by Warrant Agent to Protect Interest
The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Registered Warrantholders.
9.6	Warrant Agent Not Required to Give Security
The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.
9.7	Protection of Warrant Agent
By way of supplement to the provisions of any law for the time being relating to Warrant Agent, it is expressly declared and agreed as follows:
(a)
the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)
nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof; and
(d)
the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

9.8	Replacement of Warrant Agent; Successor by Merger
(a)
The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 90 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Registered Warrantholders by extraordinary resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Registered Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent, at the Corporation's expense, or any Registered Warrantholder may apply to a justice of the Court of Queen's Bench of the Province of Alberta on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Registered Warrantholders. Any new Warrant Agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Alberta and, if required by Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder and there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the reasonable opinion of Counsel, be necessary or advisable to vest the new Warrant Agent with such powers, rights, duties and responsibilities, provided that the predecessor Warrant Agent shall have no obligation to execute any such conveyances or instruments until such time as it has received payment of all outstanding remuneration and expenses payable by the Corporation to such Warrant Agent under this Indenture.

(b)	Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Registered Warrantholders thereof in the manner provided for in Section 10.2.
(c)
Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to the trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under subsection 9.8(a).

(d)	Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.
9.9	Conflict of Interest
(a)
The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof and to the best of its knowledge, no material conflict of interest exists between its role hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its agency hereunder to a successor agent approved by the Corporation and meeting the requirements set forth in subsection 9.8(a). Notwithstanding the foregoing provisions of this subsection 9.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)
Subject to subsection 9.9(a), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

9.10	Acceptance of Agency
The Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.
9.11	Warrant Agent Not to be Appointed Receiver
The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.
9.12	Knowledge of Warrant Agent
The Warrant Agent shall not be required to take notice or be deemed to have notice, whether constructive or actual, of any matter hereunder, unless the Warrant Agent shall have received from the Corporation or a Registered Warrantholder a notice stating the matter in respect of which the Warrant Agent should have notice.
9.13	Indemnification of Warrant Agent
(a)
The Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the "Indemnified Parties") from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable and documented legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties’ duties, or any other services that Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, bad faith or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture.

(b)
Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (i) Applicable Legislation (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.14	Anti-Money Laundering
The Corporation hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of the Corporation, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.
9.15	Warrant Agent Not Required to Give Notice of Default
The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.
9.16	Right of Warrant Agent Not to Act
The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determine that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in it being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided that: (a) the written notice of the Warrants Agent shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the satisfaction of the Warrant Agent within such 10 day period, then such resignation shall not be effective. In the event of the Warrant Agent resigning as aforesaid, the Corporation shall forthwith appoint a new Warrant Agent, in accordance with the provisions of Section 9.8.

9.17	Compliance with Privacy Code

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:
(a)          to provide the services required under this Indenture and other services that may be requested from time to time;
(b)          to help the Warrant Agent manage its servicing relationships with such individuals;
(c)          to meet the Warrant Agent’s legal and regulatory requirements; and
(d)          if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.
Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.
Further, each party agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.
9.18	U.S. Securities Matters
The Corporation represents and warrants that it is a Foreign Private Issuer (as such term is defined in the U.S. Exchange Act), is filing under such status with the SEC, and has delivered to the Warrant Agent an officers’ certificate certifying such Foreign Private Issuer status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for EDGAR filing purposes. Should the Corporation cease to file as a Foreign Private Issuer, the Corporation covenants to deliver to the Warrant Agent an officers’ certificate (in a form provided by the Warrant Agent) certifying a change in Foreign Private Issuer status and such other information as the Warrant Agent may reasonably require at such given time. The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenant in order to meet certain SEC obligations with respect to its clients who are filing with the SEC.
ARTICLE 10
GENERAL
10.1	Notice to the Corporation and the Warrant Agent
(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, email or by facsimile:

If to the Corporation:

Cenovus Energy Inc.
225 6 Avenue SW
PO Box 766
Calgary, AB T2P 0M5
Attention: Gary Molnar, Vice-President, Legal, Assistant General Counsel & Corporate Secretary
Email: gary.molnar@cenovus.com
Fax: (403) 513-6484
If to the Warrant Agent:
Computershare Trust Company of Canada
800, 324 – 8th Avenue S.W.
Calgary, AB T2P 2Z2
Attention: Manager, Corporate Trust
Email: corporatetrust.calgary@computershare.com
Fax: (403) 267-6598
and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or facsimile if delivered, faxed or emailed (with receipt confirmed) by 4:30 p.m. (Calgary Time) on a Business Day, or otherwise on the next Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice.
(b)
The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(c)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in subsection 10.1(a), by facsimile or other means of prepaid, transmitted and recorded communication.

10.2	Notice to Registered Warrantholders
(a)
Unless otherwise provided herein, any notice to the Registered Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their postal addresses appearing on the register of Registered Warrantholders maintained under this Indenture. Any such notice delivered in accordance with the foregoing is deemed to have been effectively given (and received by the Registered Warrantholders) on the date of delivery (with receipt confirmed) if such date is a Business Day or, if mailed, five Business Days following actual posting of the notice.

(b)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Registered Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Registered Warrantholders or if delivered to the address for such Registered Warrantholders contained in the register of Warrants maintained by the Warrant Agent, by other means of prepaid transmitted and recorded communication. Other than in the case of notice to the Depository, accidental or inadvertent error or omission in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon.

(c)
In addition to the other requirements for notice under this Section 10.2, where a meeting of Registered Warrantholders is being convened, the Warrant Agent or Corporation may require publication of such notice in such municipalities and filing with securities regulatory authorities, as necessary to comply with applicable legal, regulatory or stock exchange requirements.

10.3	Evidence of Ownership
(a)
Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein and the acknowledgement by the named person of such certificate, the Corporation and the Warrant Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrant during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrant so deposited.

(b)
The Corporation and the Warrant Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person: (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Warrant Agent as witness of such execution; (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof; or (iii) a satisfactory declaration of a witness of such execution.

10.4	Counterparts
This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. A signed copy of this Indenture delivered by facsimile, email or other means of electronic transmission, including electronic signatures, will be deemed to have the same legal effect as delivery of an original signed copy of this Indenture.
10.5	Satisfaction and Discharge of Indenture
Upon the earlier of:
(a)
the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants (or such other instructions, in a form satisfactory to the Warrant Agent), in the case of Uncertificated Warrants, or by way of standard processing through the book based only system in the case of a CDS Global Warrant or a DTC Global Warrant; or

(b)	the Time of Expiry;
this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.
10.6	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders
Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Registered Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Registered Warrantholders.
10.7	Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided
For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in subsections 4.1(b) and 4.1(c) and Section 7.16, the Corporation shall provide to the Warrant Agent from time to time upon request, a certificate of the Corporation setting forth as at the date of such certificate:
(a)
the names (other than the name of the Corporation) of the Registered Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

(b)	the number of Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation,
and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.
10.8	Force Majeure
Neither party hereto shall be liable to the other party hereto, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.8.
10.9	Successors
Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation.

Subject thereto, all provisions of this Indenture for the benefit of the Corporation and the Warrant Agent bind and enure to the benefit of their respective successors and assigns.

[Signature page follows]

Executed and delivered as of the 1st day of January, 2021.

CENOVUS ENERGY INC.			COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) "Alex J. Pourbaix"		Per:	(signed) "Wande Oshile"
	Name:	Alex J. Pourbaix		Name: Wande Oshile
	Title:	President & Chief Executive Officer		Title: Corporate Trust Officer

Per:	(signed) "Gary F. Molnar"		Per:	(signed) "Beatriz Fedozzi"
	Name:	Gary F. Molnar		Name: Beatriz Fedozzi
	Title:	Vice-President, Legal, Assistant General Counsel & Corporate Secretary		Title: Corporate Trust Officer

SCHEDULE "A"
FORM OF WARRANT
THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:30 P.M. (CALGARY TIME) ON JANUARY 1, 2026, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

For all Certificated Warrants registered in the name of CDS, also include the following legend:
UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO CENOVUS ENERGY INC. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

WARRANT

To acquire Common Shares of

CENOVUS ENERGY INC.

(formed pursuant to the laws of Canada)

Warrant Certificate No. [●]
Certificate for __________________________________________________
Warrants, each entitling the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below)

CUSIP 15135U117

ISIN CA15135U1176

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of CENOVUS ENERGY INC. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 4:30 p.m. (Calgary time) (the "Expiry Time") on January 1, 2026 (the "Expiry Date"), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a)          duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b)          surrendering this warrant certificate (the "Warrant Certificate"), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, together with a certified cheque, bank draft, wire transfer or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the aggregate Exercise Price (as defined below).

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at the principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $6.54 per Common Share (the "Exercise Price").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant. All fractional Warrants that would otherwise be issuable shall be rounded down to the next whole number of Warrants and no consideration will be paid in lieu of fractional Warrants.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of January 1, 2021 between the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by holders of Warrants entitled to purchase a specific majority of the outstanding Warrants.

Pursuant to Section 3.10 of the Warrant Indenture, if at any time following the Issue Date and prior to the Expiry Time, the Corporation determines that no Registration Statement filed with the SEC is effective, or the use of any such Registration Statement is suspended, no U.S. Warrantholder will be permitted to exercise Warrants unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the Corporation shall promptly provide written notice of such determination to the Warrant Agent and promptly provide notice when the Registration Statement is effective or any such suspension has been terminated.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Calgary, Alberta or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language.  Les parties aux présentes déclarent qu’elles ont exigé que la présente convention, de même que tous les documents s’y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of:

CENOVUS ENERGY INC.

By:
Authorized Signatory

Countersigned and Registered by:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory

By:
Authorized Signatory

FORM OF TRANSFER
To: Computershare Trust Company of Canada
FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to __________________________________________________________________________________________________________________(print name and address)
the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.
DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) )
Signature of Transferor

Guarantor’s Signature/Stamp	) )	Name of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY
The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever.  All securityholders or a legally authorized representative must sign this form.  The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):
•
Canada and the USA:  A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP).  Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program.  The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

•
Canada:  A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number.  Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•
Outside North America:  For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program.  The corresponding affiliate will arrange for the signature to be over-guaranteed.

SCHEDULE "B"
EXERCISE FORM
TO:	Cenovus Energy Inc.

AND TO:	Computershare Trust Company of Canada

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire:

____________ (A) Common Shares of Cenovus Energy Inc.

Exercise Price Payable:  ______________________________________________________________________
                                                             ((A) multiplied by CAD$6.54, subject to adjustment)
The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.
Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.
The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:
Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued.  If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the form of transfer must be duly executed.
Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.

B-1

DATED this ____day of _____, 20__.
)
)
Witness	)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
)
)
Name of Registered Warrantholder

☐         Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

B-2